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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Genitope Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
37229P507
(CUSIP Number)
Taylor H. Wilson
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 11, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	37229P507

1	NAMES OF REPORTING PERSONS: CPMG, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF/OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		8,125,370

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,125,370

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,125,370

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	19.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO/IA

CUSIP No.	37229P507

1	NAMES OF REPORTING PERSONS: Edward W. Rose III

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF/AF/OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		8,125,370

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,125,370

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,125,370

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	19.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1.	Security and Issuer.
     This statement relates to the Common Stock of Genitope Corporation. The address of the principal executive offices of the issuer is 6900 Dumbarton Circle, Fremont, California 94555.

Item 2.	Identity and Background.
     This statement is jointly filed by and on behalf of CPMG, Inc., a Texas corporation, and Edward W. Rose III, a United States citizen.
     The principal business of CPMG is serving as an investment adviser and/or manager to other persons. The address of the principal office of CPMG is 2100 McKinney, Suite 1770, Dallas, Texas 75201.
     The business address of Mr. Rose is 2100 McKinney, Suite 1780, Dallas, Texas 75201. The present principal occupation of Mr. Rose is serving as the President of Cardinal Investment Company, Inc. The principal business of Cardinal Investment Company is the investment business. The address of Cardinal Investment Company is 2100 McKinney, Suite 1780, Dallas, Texas 75201.
     During the last five years, no reporting person and no person named in Appendix I hereto in response to Item 2 of Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). No reporting person and no person named in Appendix I hereto in response to Item 2 of Schedule 13D was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which such person was a party during the last five years.
     The information required to be given in this statement by Item 2 of Schedule 13D, if any, with respect to any person enumerated in Instruction C of Schedule 13D is provided in Appendix I hereto or otherwise herein.

Item 3.	Source and Amount of Funds or Other Consideration.
     The securities covered by this statement were purchased or otherwise acquired using an amount of funds or other consideration equal to approximately $43.6 million (including commissions) from a person or persons advised or managed by CPMG or working capital, personal, or other funds or other consideration of one or more of the reporting persons or an affiliate or affiliates of one or more of the reporting persons pursuant to an open market or a private purchase or purchases or another acquisition or other acquisitions.
     On June 11, 2007, the issuer granted to R. Kent McGaughy, Jr., the President and a shareholder of CPMG, a ten year non-qualified stock option that entitles Mr. McGaughy to acquire up to 25,000 shares for $3.67 per share and vests in 36 equal monthly installments beginning on the transaction date. Mr. McGaughy has entered into an arrangement with CPMG to assign any and all profits realized by Mr. McGaughy from or in connection with this option to CPMG. Pursuant to the arrangement, CPMG may provide the amount of funds or other consideration used or to be used in making purchases, if any, pursuant to this option.
     The information required to be given in this statement by Item 3 of Schedule 13D, if any, with respect to any person enumerated in Instruction C of Schedule 13D is provided in Appendix I hereto or otherwise herein.

Item 4.	Purpose of Transaction.
     The securities covered by this statement were acquired for investment purposes.
     Except as described herein, no reporting person and no person named in Appendix I hereto in response to Item 2 of Schedule 13D currently has any plan or proposal which relates to or would result in any of the actions required to be described herein by Item 4 of Schedule 13D. Each reporting person and each person named in Appendix I hereto in response to Item 2 of Schedule 13D is involved in the investment business and plans and proposes to review and analyze the investment(s) in the issuer advised and/or managed by CPMG and/or the investment of such person in the issuer, as applicable, on a continuing basis and may, at any time and from time to time, plan and/or propose to effect and/or cause one or more actions relating to and/or resulting in one or more of the actions required to be described by Item 4 of Schedule 13D.
     On June 11, 2007, Mr. McGaughy was elected as a Class I director of the issuer to hold office and serve until the 2010 annual meeting of stockholders of the issuer, until his successor is elected and qualified, or until his earlier death, resignation or removal. The issuer’s nominating and corporate governance committee recommended that the issuer’s board of directors nominate Mr. McGaughy for election to the issuer’s board as a Class I director to fill a vacancy that resulted from the departure of Ronald Goode Ph.D. from the issuer’s board, which nomination was approved by the issuer’s board. Mr. McGaughy is expected to receive the same compensation the issuer provides to other newly elected directors of the issuer. Mr. McGaughy was recommended for nomination to the issuer’s board by Stanford C. Finney, an independent director of the issuer. The issuer’s board of directors has affirmatively determined that Mr. McGaughy would be an independent director within the meaning of the applicable NASDAQ listing standards based on the information the issuer’s board has to date.
     The information required to be given in this statement by Item 4 of Schedule 13D, if any, with respect to any person enumerated in Instruction C of Schedule 13D is provided in Appendix I hereto or otherwise herein.

Item 5.	Interest in Securities of the Issuer.
     Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
     Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
     (a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this statement beneficially owned (identifying those shares which there is a right to acquire) by each reporting person is stated below.

Name	Aggregate Number		Percentage

CPMG, Inc.	8,125,370	(1)	19.5
Edward W. Rose III	8,125,370	(1)	19.5

(1)	CPMG serves as an investment adviser and/or manager to other persons. CPMG may be deemed to beneficially own securities owned and/or held by and/or for the account and/or benefit of another person or other persons. Mr. Rose is the sole director and a shareholder of CPMG. Mr. Rose may be deemed to beneficially own securities owned and/or held by and/or for the account and/or benefit of CPMG. Includes 328,630 shares directly owned and/or held by and/or for the account and/or benefit of Mr. Rose.
     (b) Number of shares as to which each person named in response to paragraph (a) of this Item 5 has:
(i)	Sole power to vote or to direct the vote:

See disclosure provided in response to Item 7 on the attached cover page(s).

(ii)	Shared power to vote or to direct the vote:

See disclosure provided in response to Item 8 on the attached cover page(s).

(iii)	Sole power to dispose or to direct the disposition of:

See disclosure provided in response to Item 9 on the attached cover page(s).

(iv)	Shared power to dispose or to direct the disposition of:

See disclosure provided in response to Item 10 on the attached cover page(s).
     (c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the person(s) named in response to paragraph (a) of this Item 5 are described below.

Transaction	Effecting	Shares	Shares	Price Per	Description of
Date	Person(s)	Acquired	Disposed	Share ($)	Transaction

May 9, 2007	CPMG, Inc.	550,000	0	3.5988	Open market purchase
May 11, 2007	CPMG, Inc.	171,000	0	3.45	Open market purchase
May 11, 2007	CPMG, Inc.	211,745	0	3.418	Open market purchase
May 22, 2007	CPMG, Inc.	105,229	0	3.6107	Open market purchase
May 23, 2007	CPMG, Inc.	61,154	0	3.6456	Open market purchase
May 24, 2007	CPMG, Inc.	52,325	0	3.5917	Open market purchase
June 1, 2007	CPMG, Inc.	32,588	0	3.6657	Open market purchase
June 5, 2007	CPMG, Inc.	150,510	0	3.7147	Open market purchase
     (d) Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the reporting persons. CY Offshore Fund, Ltd. is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the class of securities reported on.
     (e) Not applicable.
     The information required to be given in this statement by Item 5 of Schedule 13D, if any, with respect to any person enumerated in Instruction C of Schedule 13D is provided in Appendix I hereto or otherwise herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     On June 11, 2007, the issuer granted to Mr. McGaughy a ten year non-qualified stock option that entitles Mr. McGaughy to acquire up to 25,000 shares for $3.67 per share and vests in 36 equal monthly installments beginning on the transaction date. Mr. McGaughy has entered into an arrangement with CPMG to assign any and all profits realized by Mr. McGaughy from or in connection with this option to CPMG. Pursuant to the arrangement, CPMG may provide the amount of funds or other consideration used or to be used in making purchases, if any, pursuant to this option.
     The information required to be given in this statement by Item 6 of Schedule 13D, if any, with respect to any person enumerated in Instruction C of Schedule 13D is provided in Appendix I hereto or otherwise herein.

Item 7.	Material to be Filed as Exhibits.
     Not applicable.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPMG, Inc.
By:	/s/ R. Kent McGaughy, Jr.
Name:	R. Kent McGaughy, Jr.
Title:	President
Date:	June 14, 2007

Edward W. Rose III
By:	/s/ Debbie Crady
Name:	Debbie Crady
Title:	Attorney-in-Fact
Date:	June 14, 2007

APPENDIX I
Information with respect to Persons Enumerated in Instruction C of Schedule 13D

Item 2.	Identity and Background.

	State or Other		Address of
	Place of		Principal Office or
	Organization or	Principal Business or Present Principal Occupation or	Residence or
Name	Citizenship	Employment	Business Address

Edward W. Rose, III	United States	President of Cardinal Investment Company, Inc.	(1)
R. Kent McGaughy, Jr.	United States	President of CPMG, Inc.	(2)
James W. Traweek, Jr.	United States	Executive Officer of CPMG, Inc.	(2)
John Bateman	Unites States	Chief Operating Officer, Chief Compliance	(2)
		Officer, and Secretary of CPMG, Inc.

(1)	2100 McKinney, Suite 1780, Dallas, Texas 75201.

(2)	2100 McKinney, Suite 1770, Dallas, Texas 75201.

Item 3.	Source and Amount of Funds or Other Consideration.
     Except as provided herein, no information is called for in this statement by Item 3 of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D.

Item 4.	Purpose of Transaction.
     Except as provided herein, no information is called for in this statement by Item 4 of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
     (a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this statement beneficially owned (identifying those shares which there is a right to acquire) by each person named in this Appendix in response to Item 2 of Schedule13D is stated below.

	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive	Aggregate
Name	Power	Power	Power	Power	Number	Percentage

Edward W. Rose, III	0	0	0	0	0	0.0
R. Kent McGaughy, Jr.	25,000 (1)	0	25,000 (1)	0	25,000 (1)	0.1
James W. Traweek, Jr.	0	0	0	0	0	0.0
John Bateman	0	0	0	0	0	0.0

(1)	Represents shares issued or issuable by the issuer to Mr. McGaughy pursuant to a ten year non-qualified stock option granted on June 11, 2007 by the issuer to Mr. McGaughy that entitles Mr. McGaughy to acquire such shares for $3.67 per share and vests in 36 equal monthly installments beginning on the transaction date. Mr. McGaughy has entered into an arrangement with CPMG to assign any and all profits realized by Mr. McGaughy from or in connection with this option to CPMG. Pursuant to the arrangement, CPMG may provide the amount of funds or other consideration used or to be used in making purchases, if any, pursuant to this option.
     (b) Number of shares as to which each person named in response to paragraph (a) of Item 5 of this Appendix has:
(i)	Sole power to vote or to direct the vote:

See disclosure provided in response to paragraph (a) of Item 5 of this Appendix.

(ii)	Shared power to vote or to direct the vote:

See disclosure provided in response to paragraph (a) of Item 5 of this Appendix.

(iii)	Sole power to dispose or to direct the disposition of:

See disclosure provided in response to paragraph (a) of Item 5 of this Appendix.

(iv)	Shared power to dispose or to direct the disposition of:

See disclosure provided in response to paragraph (a) of Item 5 of this Appendix.
     (c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the person(s) named in response to paragraph (a) of Item 5 of this Appendix are described below.

Transaction	Effecting	Shares	Shares	Price Per	Description
Date	Person(s)	Acquired	Disposed	Share ($)	of Transaction

June 11, 2007	R. Kent McGaughy, Jr.	25,000 (1)	0	0.00	Director stock option grant

(1)	Represents shares issued or issuable by the issuer to Mr. McGaughy pursuant to a ten year non-qualified stock option granted on June 11, 2007 by the issuer to Mr. McGaughy that entitles Mr. McGaughy to acquire such shares for $3.67 per share and vests in 36 equal monthly installments beginning on the transaction date. Mr. McGaughy has entered into an arrangement with CPMG to assign any and all profits realized by Mr. McGaughy from or in connection with this option to CPMG. Pursuant to the arrangement, CPMG may provide the amount of funds or other consideration used or to be used in making purchases, if any, pursuant to this option.
     (d) Except as provided herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the person(s) named in response to paragraph (a) of Item 5 of this Appendix.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     As a director of the issuer, Mr. McGaughy is subject to the issuer’s code of business conduct and ethics and insider trading policy and each of the issuer’s other codes, policies, and plans applicable to Mr. McGaughy as a director with respect to securities of the issuer.
     Except as provided herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the persons named in this Appendix in response to Item 2 of Schedule 13D or between any such person and any other person with respect to any securities of the issuer.